SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 14D-9
(RULE 14d-101)
SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934
Cascal N.V.
(Name of Subject Company)
Cascal N.V.
(Names of Person(s) Filing Statement)
Common shares, par value EUR 0.50 per share
(Title of Class of Securities)
N1842P 109
(CUSIP Number of Class of Securities)
Jonathan Lamb
Biwater House
Station Approach
Dorking
Surrey, RH4 1TZ
United Kingdom
+44 1306 746 080
(Name, address and telephone number(s) of person authorized to receive notice and communications on behalf of the person(s) filing statement)
Copies To:
David A. Zagore, Esq.
Squire, Sanders & Dempsey L.L.P.
4900 Key Tower
127 Public Square
Cleveland, Ohio 44114-1304
(216) 479-8500
☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer

Investor Contacts:
KCSA Strategic Communications
Jeffrey Goldberger / Marybeth Csaby
+1 212.896.1249 / +1 212.896.1236
jgoldberger@kcsa.com /mcsaby@kcsa.com
CASCAL N.V.’s BOARD REJECTS INADEQUATE AND COERCIVE SEMBCORP
OFFER; ADVISES SHAREHOLDERS TO TAKE NO ACTION
London, U.K., April 26, 2010- Cascal N.V. (NYSE: HOO) The Board of Directors of Cascal today rejected as inadequate and coercive a proposed acquisition of Cascal by Sembcorp Industries Ltd. through its wholly owned subsidiary, Sembcorp Utilities Pte Ltd (“Sembcorp”). Semcorp today announced that it intended to make an offer to acquire Cascal’s outstanding common shares for $6.75 per share in cash, which consideration would be reduced to $6.40 per share in the event that Sembcorp is not able to acquire at least 80% or more of Cascal’s outstanding shares.
Cascal, through an independent committee of directors, recently rejected a similar offer by Sembcorp.
“Cascal is not seeking to sell itself at this time. Sembcorp’s announced two-tiered and below market offer appears to be intended to force shareholders to sell their securities at an inadequate price or risk both a reduction in the consideration offered to them and a loss of access to a liquid market for their securities”, said Michael Wager, Chairman of the Special Committee of the Board of Directors of Cascal. “Cascal intends to do all things necessary to protect its shareholders from Sembcorp’s inadequate and unsolicited offer.”
The proposed offer was made in connection with a privately-negotiated transaction between the Sembcorp and Biwater Investments Limited (“Biwater”). Cascal understands that Sembcorp has entered into an agreement with Biwater to acquire Biwater’s 17,868,543 shares in Cascal.
The offer was not solicited by Cascal. Cascal’s common shares closed at $7.61 per share on Friday, April 23, 2010.
About Cascal N.V.

Cascal provides water and wastewater services to its customers in eight countries: the United Kingdom, South Africa, Indonesia, China, Chile, Panama, Antigua and The Philippines. Cascal’s customers are predominantly homes and businesses representing a total population of approximately 4.7 million.
UNITED STATES SECURITIES AND EXCHANGE COMMISSION LEGEND:
SECURITY HOLDERS SHOULD READ CASCAL N.V.’S SOLICITATION/RECOMMENDATION STATEMENT WHEN IT IS
AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. INVESTORS MAY OBTAIN THE RECOMMENDATION AND OTHER FILED DOCUMENTS FREE OF CHARGE AT THE COMMISSION’S WEB SITE (www.sec.gov) AS WELL AS DIRECTLY FROM CASCAL N.V. BY CONTACTING JEFFREY GOLDBERGER, KCSA STRATEGIC COMMUNICATIONS, 880 THIRD AVENUE, NEW YORK, NEW YORK 10022, +1 212.896.1249, JGOLDBERGER@KCSA.COM.
Learn more at www.cascal.co.uk
Forward-looking statements
This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. There are important factors, many of which are outside of our control, that could cause actual results to differ materially from those expressed or implied by such forward-looking statements including: general economic business conditions, unfavorable weather conditions, housing and population growth trends, changes in energy prices and taxes, fluctuations with currency exchange rates, changes in regulations or regulatory treatment, changes in environmental compliance and water quality requirements, availability and the cost of capital, the success of growth initiatives, acquisitions and our ability to successfully integrate acquired companies and other factors discussed in our filings with the Securities and Exchange Commission, including under Risk Factors in our Form 20-F for the fiscal year ended March 31, 2009, filed with the SEC on July 1,2009. We do not undertake and have no obligation to publicly update or revise any forward-looking statement.
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